BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

October 11, 2006

Item 3	Press Release

Date of Issuance: October 11, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced that drilling is in progress at Squaw Creek property and New Pass property, Nevada.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and CEO
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 11th day of October, 2006.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Drilling in Progress at Squaw Creek & New Pass Projects, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
October 11, 2006

White Knight Resources Ltd. (the “Company”) reports a drilling progress update by its joint venture partner, Bonaventure Enterprises Inc. (“Bonaventure” : TSXV-BVT) on the following properties:

Squaw Creek Property, North Carlin Trend - The first of three 1,500 feet (457 metres) deep angle holes is approaching target depth. The holes are pre-collared using a reverse circulation (“RC”) rig to penetrate post-mineral rocks and completed using a core rig. Holes SC-0601 and 0602 are a fence of holes designed to drill across a large interpreted fault zone indicated in a CSMT geophysical survey completed in 2005. The primary target at Squaw Creek is a high grade vein deposit like Ken Snyder to the northwest or the deeper part of Hollister, located to the southeast. The program is expected to last approximately one month.

New Pass Property - Phase 2 angle drilling has begun in the northern portion of the project drill grid using a RC rig. The program includes 9,000-10,000 feet (2,700-3,050m) of new drilling in 20-25 holes to expand the current resource. Hole depths will be 250 feet (75m) to 650 feet (200m) deep. Drilling of the untested portion of the current drill grid as well as up-dip and down-dip offsets from previous drilling will be completed. The Phase 2 drilling program will occur over a strike length of approximately 3,200 feet (975 m). The angle hole program will also test volcanic rocks above previous drilling that have not been assayed and explore possible high grade feeder faults below the deposit. The drilling program is expected to last until the end of the year.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. In 2004, the Company granted Bonaventure options to earn a 50% interest in the Squaw Creek and New Pass properties by issuing shares, making cash payments and incurring exploration expenditures over a 4-year period.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.